EXHIBIT 99.1

Pengrowth to Release 2018 Second Quarter Results on August 3, 2018

CALGARY, Alberta, July 23, 2018 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth”) (TSX:PGF) (OTCQX:PGHEF), today announced that on Friday, August 3, 2018, at 5:00 a.m. Mountain Time ("MT") (7:00 a.m. Eastern Time ("ET")), it will release its results for the three and six month periods ended June 30, 2018.

Pengrowth will then host a conference call and listen-only audio webcast at 8:00 a.m. MT (10:00 a.m. ET) on the same day to discuss the quarter.

Those interested in participating in the conference call may do so by calling 1-844-358-9179 (toll free).

The listen-only audio webcast can be accessed through the following link:

https://edge.media-server.com/m6/p/oghqod8u

Within 24 hours of the event, the webcast will be available for replay at the link above.

An archived recording of the conference call will be available for seven days following the call and can be accessed by dialing 1-855-859-2056 (toll free), Passcode: 7065637.

About Pengrowth Energy Corporation (TSX:PGF):

Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

Additional information about Pengrowth is available at www.pengrowth.com and on SEDAR at www.sedar.com.

For investor and media Inquiries please contact:

Tom McMillan
1-855-336-8814
Tom.McMillan@pengrowth.com